Filed Pursuant to Rule 424(b)(2) Registration Nos. 333-292881 and 333-292881-01
PRICING SUPPLEMENT No. 204 dated September 4, 2026 (To Product Supplement No. 2 dated February 13, 2026, Prospectus Supplement dated February 13, 2026 and Prospectus dated February 13, 2026)

Wells Fargo Finance LLC

Medium–Term Notes, Series B

Fully and Unconditionally Guaranteed by Wells Fargo & Company

$14,210,000

0% Equity Linked Notes due September 7, 2029

Linked to the Common Stock of Pfizer Inc.

Terms of the Notes
Issuer:	Wells Fargo Finance LLC
Guarantor:	Wells Fargo & Company
Market Measure:	The Market Measure (referred to as the “Underlier”), Bloomberg ticker symbol, starting value and upside participation threshold are set forth in the table below.
	Market Measure	Bloomberg Ticker Symbol	Starting Value(1)	Upside Participation Threshold(2)
	Common Stock of Pfizer Inc.	PFE	$28.76	$30.4137
(1)Based on an intra-day price of the Underlier on the strike date. The starting value of the Underlier is not its closing value on the pricing date. (2)105.75% of the starting value.
Strike Date:	September 3, 2026
Pricing Date:	September 4, 2026.
Issue Date:	September 10, 2026
Calculation Day:	September 4, 2029, subject to postponement.
Stated Maturity Date:	September 7, 2029, subject to postponement. The notes are not subject to redemption by Wells Fargo Finance LLC or repayment at the option of any holder of the notes prior to the stated maturity date.
Principal Amount:	$1,000 per note. References in this pricing supplement to a “note” are to a note with a principal amount of $1,000.
Interest:	The notes will not pay any interest.
Maturity Payment Amount:

On the stated maturity date, you will be entitled to receive a cash payment per note in U.S. dollars equal to the maturity payment amount. The “maturity payment amount” per note will equal the greater of (i) $1,000; and (ii) $1,000 × (ending value / upside participation threshold).

You will not receive any positive return on the notes if the ending value is equal to or less than the upside participation threshold, which is significantly greater than the starting value.

Ending Value:	The “ending value” will be the closing value of the Underlier on the calculation day.
Terms of the notes continued on the next page

The current estimated value of the notes is $975.46 per note. The estimated value of the notes was determined for us by Wells Fargo Securities, LLC using its proprietary pricing models. It is not an indication of actual profit to us or to Wells Fargo Securities, LLC or any of our other affiliates, nor is it an indication of the price, if any, at which Wells Fargo Securities, LLC or any other person may be willing to buy the notes from you at any time after issuance. See “Estimated Value of the Notes” in this pricing supplement.

The notes have complex features and investing in the notes involves risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” beginning on page PRS-7 herein and “Risk Factors” beginning on page PS-5 of the accompanying product supplement.

The notes are the unsecured obligations of Wells Fargo Finance LLC, and, accordingly, all payments are subject to credit risk. If Wells Fargo Finance LLC, as issuer, and Wells Fargo & Company, as guarantor, default on their obligations, you could lose some or all of your investment. The notes are not savings accounts, deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these notes or passed upon the accuracy or adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo Finance LLC
Per Note	$1,000.00	—	$1,000.00
Total	$14,210,000.00	—	$14,210,000.00

(1)   Wells Fargo Securities, LLC, an affiliate of Wells Fargo Finance LLC and a wholly owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes and is acting as principal. See “Terms of the Notes—Agent” and “Estimated Value of the Notes” in this pricing supplement for further information.

Wells Fargo Securities

Terms of the notes continued from the previous page
Closing Value:

Closing value has the meaning assigned to “stock closing price” set forth under “General Terms of the Notes—Certain Terms for Notes Linked to an Underlying Stock—Certain Definitions” in the accompanying product supplement. The closing value of the Underlier is subject to adjustment through the adjustment factor as described in the accompanying product supplement.

Market Disruption Events and Postponement Provisions:

The calculation day is subject to postponement due to non-trading days and the occurrence of a market disruption event. In addition, the stated maturity date will be postponed if the calculation day is postponed and will be adjusted for non-business days.

For more information regarding adjustments to the calculation day and the stated maturity date, see “General Terms of the Notes—Consequences of a Market Disruption Event; Postponement of a Calculation Day—Notes Linked to a Single Market Measure” and “—Payment Dates” in the accompanying product supplement. In addition, for information regarding the circumstances that may result in a market disruption event, see “General Terms of the Notes—Certain Terms for Notes Linked to an Underlying Stock—Market Disruption Events” in the accompanying product supplement.

Ordinary Dividend Adjustments:

In addition to any adjustments to the adjustment factor described in the accompanying product supplement, the adjustment factor will be adjusted for changes (whether positive or negative) in the regular quarterly cash dividend payable to holders of the Underlier relative to the base quarterly dividend (as defined below). If the underlying stock issuer pays a regular quarterly cash dividend for which the ex-dividend date is within the adjustment period and the amount of such regular quarterly cash dividend (the “current quarterly dividend”) differs from the base quarterly dividend, the adjustment factor will be adjusted (an “ordinary dividend adjustment”) on such ex-dividend date so that the new adjustment factor will equal the prior adjustment factor multiplied by the ordinary dividend adjustment factor. If the underlying stock issuer declares that it will pay no dividend in any quarter, other than in connection with a payment period adjustment as discussed below, an adjustment will be made in accordance with this paragraph on the date determined by the calculation agent that, but for the discontinuation of the regular quarterly cash dividend in such quarter, would have been the ex-dividend date in such quarter, corresponding to the ex-dividend date in the immediately prior dividend payment period during which a regular quarterly cash dividend was paid (or, if such date is not a trading day, the next day that is a trading day). If a reorganization event occurs, no ordinary dividend adjustment will be made in respect of any new stock (other than spin-off stock), successor stock or replacement stock (each as defined in the accompanying product supplement).

The “ordinary dividend adjustment factor” will equal a fraction, the numerator of which is the closing price of the Underlier on the trading day preceding the ex-dividend date for the payment of the current quarterly dividend (such closing price, the “ordinary dividend base closing price”), and the denominator of which equals the ordinary dividend base closing price of the Underlier on the trading day preceding the ex-dividend date minus the dividend differential. If the dividend differential is negative (because the current quarterly dividend is less than the base quarterly dividend), then the ordinary dividend adjustment factor will be less than 1, and the corresponding adjustment to the adjustment factor will result in a reduction of the adjustment factor.

The “dividend differential” equals the amount of the current quarterly dividend minus the base quarterly dividend.

The “base quarterly dividend” means a quarterly dividend of $0.43 per share; provided that (i) if there occurs any corporate event with respect to the Underlier that requires an adjustment to the adjustment factor as described in this section “Adjustment Events” or (ii) if the underlying stock issuer effects a change in the periodicity of its dividend payments (e.g., from quarterly payments to semi-annual payments) (a “payment period adjustment”), then in each case the calculation agent will make an appropriate adjustment to the base quarterly dividend with a view to offsetting, to the extent practical, any change in your economic position relative to the notes that results solely from that event, and references in this section to a quarter or a quarterly dividend shall be deemed to refer instead to such other period or periodic dividend, as appropriate. In the event of a spin-off with respect to the Underlier, the base quarterly dividend for the original Underlier will remain unchanged and the base quarterly dividend with respect to the spin-off stock will be $0.00 per share.

Calculation Agent:	Wells Fargo Securities, LLC
Material Tax Consequences:	For a discussion of material U.S. federal income tax consequences of the ownership and disposition of the notes, see “United States Federal Tax Considerations.”
Agent:

Wells Fargo Securities, LLC, an affiliate of Wells Fargo Finance LLC and a wholly owned subsidiary of Wells Fargo & Company. The agent may resell the notes to other securities dealers at the original offering price of the notes.

The agent or another affiliate of ours expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the notes. If any dealer participating in the distribution of the notes or any of its affiliates conducts hedging activities for us in connection with the notes, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to any discount or concession received in connection with the sale of the notes to you.

Denominations:	$1,000 and any integral multiple of $1,000.
CUSIP:	95001HQ38

PRS-2

Additional Information about the Issuer, the Guarantor and the Notes

You should read this pricing supplement together with product supplement No. 2 dated February 13, 2026, the prospectus supplement dated February 13, 2026 and the prospectus dated February 13, 2026 for additional information about the notes. To the extent that disclosure in this pricing supplement is inconsistent with the disclosure in the product supplement, prospectus supplement or prospectus, the disclosure in this pricing supplement will control. Certain defined terms used but not defined herein have the meanings set forth in the product supplement, prospectus supplement or prospectus.

When we refer to “we,” “us” or “our” in this pricing supplement, we refer only to Wells Fargo Finance LLC and not to any of its affiliates, including Wells Fargo & Company.

You may access the product supplement, prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

• Product Supplement No. 2 dated February 13, 2026:

https://www.sec.gov/Archives/edgar/data/72971/000183988226009715/wffmarket-424b2_021326.htm

• Prospectus Supplement dated February 13, 2026:

https://www.sec.gov/Archives/edgar/data/1738143/000183988226009700/seriesb-424b2_021326.htm

• Prospectus dated February 13, 2026:

https://www.sec.gov/Archives/edgar/data/72971/000183988226009692/standalone-424b2_021326.htm

PRS-3

Estimated Value of the Notes

The original offering price of each note includes certain costs that are borne by you. Because of these costs, the estimated value of the notes on the pricing date is less than the original offering price. The costs included in the original offering price relate to selling, structuring, hedging and issuing the notes, as well as to our funding considerations for debt of this type.

The costs related to selling, structuring, hedging and issuing the notes include (i) the agent discount (if any), (ii) the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize for assuming risks inherent in hedging our obligations under the notes and (iii) hedging and other costs relating to the offering of the notes.

Our funding considerations take into account the higher issuance, operational and ongoing management costs of market-linked debt such as the notes as compared to conventional debt of Wells Fargo & Company of the same maturity, as well as our and our affiliates’ liquidity needs and preferences. Our funding considerations are reflected in the fact that we determine the economic terms of the notes based on an assumed rate that is generally lower than our internal funding rate, which is described below and is used in determining the estimated value of the notes.

If the costs relating to selling, structuring, hedging and issuing the notes were lower, or if the assumed rate we use to determine the economic terms of the notes were higher, the economic terms of the notes would be more favorable to you and the estimated value would be higher. The estimated value of the notes as of the pricing date is set forth on the cover page of this pricing supplement.

Determining the estimated value

Our affiliate, Wells Fargo Securities, LLC (“WFS”), calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on its proprietary pricing models. Based on these pricing models and related market inputs and assumptions referred to in this section below, WFS determined an estimated value for the notes by estimating the value of the combination of hypothetical financial instruments that would replicate the payout on the notes, which combination consists of a non-interest bearing, fixed-income bond (the “debt component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”).

The estimated value of the debt component is based on an internal funding rate that reflects, among other things, our and our affiliates’ view of the funding value of the notes. This rate is used for purposes of determining the estimated value of the notes since we expect secondary market prices, if any, for the notes that are provided by WFS or any of its affiliates to generally reflect such rate. WFS determined the estimated value of the notes based on this internal funding rate, rather than the assumed rate that we use to determine the economic terms of the notes, for the same reason.

WFS calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the derivative instruments that constitute the derivative component based on various inputs, including the “derivative component factors” identified in “Selected Risk Considerations—Risks Relating To The Estimated Value Of The Notes And Any Secondary Market—The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.” These inputs may be market-observable or may be based on assumptions made by WFS in its discretion.

The estimated value of the notes determined by WFS is subject to important limitations. See “Selected Risk Considerations—Risks Relating To The Estimated Value Of The Notes And Any Secondary Market—The Estimated Value Of The Notes Is Determined By Our Affiliate’s Pricing Models, Which May Differ From Those Of Other Dealers” and “—Our And The Guarantor’s Economic Interests And Those Of Any Dealer Participating In The Offering Are Potentially Adverse To Your Interests.”

Valuation of the notes after issuance

The estimated value of the notes is not an indication of the price, if any, at which WFS or any other person may be willing to buy the notes from you in the secondary market. The price, if any, at which WFS or any of its affiliates may purchase the notes in the secondary market will be based upon WFS’s proprietary pricing models and will fluctuate over the term of the notes due to changes in market conditions and other relevant factors. However, absent changes in these market conditions and other relevant factors, except as otherwise described in the following paragraph, any secondary market price will be lower than the estimated value on the pricing date because the secondary market price will be reduced by a bid-offer spread, which may vary depending on the aggregate principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding any related hedging transactions. Accordingly, unless market conditions and other relevant factors change significantly in your favor, any secondary market price for the notes is likely to be less than the original offering price.

If WFS or any of its affiliates makes a secondary market in the notes at any time up to the issue date or during the 3-month period following the issue date, the secondary market price offered by WFS or any of its affiliates will be increased by an amount reflecting a portion of the costs associated with selling, structuring, hedging and issuing the notes that are included in the original offering price. Because this portion of the costs is not fully deducted upon issuance, any secondary market price offered by WFS or any of its affiliates during this period will be higher than it would be if it were based solely on WFS’s proprietary pricing models less the bid-offer spread and hedging unwind costs described above. The amount of this increase in the secondary market price will decline steadily to zero over this 3-month period. If you hold the notes through an account at WFS or any of its affiliates, we expect that this increase will also be reflected in the value indicated for the notes on your brokerage account statement.

If WFS or any of its affiliates makes a secondary market in the notes, WFS expects to provide those secondary market prices to any unaffiliated broker-dealers through which the notes are held and to commercial pricing vendors. If you hold your notes through an account at a broker-dealer other than WFS or any of its affiliates, that broker-dealer may obtain market prices for the notes from WFS (directly or indirectly), but could also obtain such market prices from other sources, and may be willing to purchase the notes at any given time at a price that differs from the price at which WFS or any of its affiliates is willing to purchase the notes. As a result, if you

PRS-4

hold your notes through an account at a broker-dealer other than WFS or any of its affiliates, the value of the notes on your brokerage account statement may be different than if you held your notes at WFS or any of its affiliates.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although WFS and/or its affiliates may buy the notes from investors, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop.

PRS-5

Investor Considerations

The notes are not appropriate for all investors. The notes may be an appropriate investment for investors who:

■ seek the opportunity to participate in a portion of the appreciation of the Underlier if, and only to the extent that, the ending value exceeds the upside participation threshold;

■ understand they will not receive any positive return on the principal amount of the notes unless the ending value is greater than the upside participation threshold, which is significantly greater than the starting value;

■ are willing to forgo interest payments on the notes and dividends on the Underlier; and

■ are willing to hold the notes to maturity.

The notes may not be an appropriate investment for investors who:

■ seek a liquid investment or are unable or unwilling to hold the notes to maturity;

■ seek certainty of receiving a positive return on their investment;

■ are unwilling to purchase notes with an estimated value as of the pricing date that is lower than the original offering price, as set forth on the cover page;

■ seek current income;

■ are unwilling to accept the risk of exposure to the Underlier; 

■ are unwilling to accept the credit risk of Wells Fargo Finance LLC and Wells Fargo & Company; or

■ prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings.

The considerations identified above are not exhaustive. Whether or not the notes are an appropriate investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the appropriateness of an investment in the notes in light of your particular circumstances. You should also review carefully the sections titled “Selected Risk Considerations” herein and “Risk Factors” in the accompanying product supplement for risks related to an investment in the notes. For more information about the Underlier, please see the section titled “The Underlier” below.

PRS-6

Selected Risk Considerations

The notes have complex features and investing in the notes will involve risks not associated with an investment in conventional debt securities. Some of the risks that apply to an investment in the notes are summarized below, but we urge you to read the more detailed explanation of the risks relating to the notes generally in the “Risk Factors” section of the accompanying product supplement. You should reach an investment decision only after you have carefully considered with your advisors the appropriateness of an investment in the notes in light of your particular circumstances.

Risks Relating To The Notes Generally

You May Not Receive Any Positive Return On The Notes.

You will receive a positive return on the notes only if the ending value is greater than the upside participation threshold, which is significantly greater than the starting value. Therefore, the Underlier must appreciate significantly from the starting value to the ending value before you will participate in any appreciation of the Underlier. If the ending value is equal to or less than the upside participation threshold, you will not receive any positive return on the notes.

Even if the Underlier appreciates sufficiently to enable you to receive a positive return on the notes, your effective yield may nevertheless be less than the yield you would earn if you bought a standard senior debt security of Wells Fargo Finance LLC with the same issue price and the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

There Is No Assurance That You Will Receive The Principal Amount Unless You Hold Your Notes To Maturity.

You will be entitled under the notes to receive the principal amount only if you hold your notes to maturity. If you sell your notes at any time prior to maturity, you may receive significantly less than the principal amount of your notes.

You Will Not Participate In The Full Appreciation Of The Underlier.

The notes offer the opportunity to participate in the appreciation of the Underlier only to the extent that the ending value exceeds the upside participation threshold. Because the upside participation threshold is significantly greater than the starting value, the Underlier must appreciate significantly before you will participate in any appreciation of the Underlier. If the Underlier appreciates, but not above the upside participation threshold, you will not receive any positive return on the notes, even though a direct investment in the Underlier would have resulted in a positive return.

Moreover, for purposes of determining your return on the notes in the event that the ending value exceeds the upside participation threshold, the appreciation of the Underlier beyond the upside participation threshold will be measured as a percentage of the upside participation threshold, which will result in a lower return on the notes than you would receive if it were measured as a percentage of the starting value. For these reasons, an investment in the notes will significantly underperform a direct investment in the Underlier if the Underlier appreciates over the term of the notes. This is an important trade-off that investors in the notes must be willing to make in exchange for the payment of the principal amount at maturity if the Underlier depreciates. Even in scenarios where the Underlier depreciates moderately, the notes may underperform a direct investment in the Underlier because, as an investor in the notes, you will not receive the dividends paid on the Underlier.

The Notes Do Not Pay Interest.

The notes will not pay any interest. Accordingly, you should not invest in the notes if you seek current income during the term of the notes.

Under the Continent Payment Debt Instrument Rules You Will Be Required To Recognize Taxable Income On The Notes Prior To Maturity.

Assuming the notes are treated as contingent payment debt instruments, if you are a U.S. holder of the notes, you will be required to recognize taxable interest income in each year that you hold the notes, even though you will not receive any payment in respect of the notes prior to maturity (or earlier sale, exchange or retirement). In addition, any gain you recognize should be treated as ordinary interest income rather than capital gain. You should review the section of this terms supplement entitled “United States Federal Tax Considerations.”

The Stated Maturity Date May Be Postponed If The Calculation Day Is Postponed.

The calculation day will be postponed if the originally scheduled calculation day is not a trading day or if the calculation agent determines that a market disruption event has occurred or is continuing on the calculation day. If such a postponement occurs, the stated maturity date may be postponed. For additional information, see “General Terms of the Notes—Consequences of a Market Disruption Event; Postponement of a Calculation Day—Notes Linked to a Single Market Measure” and “—Payment Dates” in the accompanying product supplement.

Risks Relating To An Investment In Wells Fargo Finance LLC’s Debt Notes, Including The Notes

The Notes Are Subject To Credit Risk.

The notes are our obligations, are fully and unconditionally guaranteed by the Guarantor and are not, either directly or indirectly, an obligation of any other third party. Any amounts payable under the notes are subject to creditworthiness and you will have no ability to pursue the Underlier for payment. As a result, our and the Guarantor’s actual and perceived creditworthiness may affect the value of the notes and, in the event we and the Guarantor were to default on the obligations under the notes and the guarantee, you may not receive any amounts owed to you under the terms of the notes.

PRS-7

As A Finance Subsidiary, We Have No Independent Operations And Will Have No Independent Assets.

As a finance subsidiary, we have no independent operations beyond the issuance and administration of our notes and will have no independent assets available for distributions to the holders of our securities, including the notes, if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by the Guarantor and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of the Guarantor. Holders will have recourse only to a single claim against the Guarantor and its assets under the guarantee. Holders of the notes should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of the Guarantor, including holders of unsecured, unsubordinated debt securities issued by the Guarantor.

Holders Of The Notes Have Limited Rights Of Acceleration.

Holders Of The Notes Could Be At Greater Risk For Being Structurally Subordinated If Either We Or The Guarantor Conveys, Transfers Or Leases All Or Substantially All Of Our Or Its Assets To One Or More Of The Guarantor’s Subsidiaries.

The Notes Will Not Have The Benefit Of Any Cross-Default Or Cross-Acceleration With Other Indebtedness Of The Guarantor; Events Of Bankruptcy, Insolvency, Receivership Or Liquidation Relating To The Guarantor And Failure By The Guarantor To Perform Any Of Its Covenants Or Warranties (Other Than A Payment Default Under The Guarantee) Will Not Constitute An Event Of Default With Respect To The Notes.

Risks Relating To The Estimated Value Of The Notes And Any Secondary Market

The Estimated Value Of The Notes On The Pricing Date, Based On WFS’s Proprietary Pricing Models, Is Less Than The Original Offering Price.

The original offering price of the notes includes certain costs that are borne by you. Because of these costs, the estimated value of the notes on the pricing date is less than the original offering price. The costs included in the original offering price relate to selling, structuring, hedging and issuing the notes, as well as to our funding considerations for debt of this type. The costs related to selling, structuring, hedging and issuing the notes include (i) the agent discount (if any), (ii) the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize for assuming risks inherent in hedging our obligations under the notes and (iii) hedging and other costs relating to the offering of the notes. Our funding considerations are reflected in the fact that we determine the economic terms of the notes based on an assumed rate that is generally lower than our internal funding rate, which is described above under “Estimated Value of the Notes—Determining the estimated value.” If the costs relating to selling, structuring, hedging and issuing the notes were lower, or if the assumed rate we use to determine the economic terms of the notes were higher, the economic terms of the notes would be more favorable to you and the estimated value would be higher.

The Estimated Value Of The Notes Is Determined By Our Affiliate’s Pricing Models, Which May Differ From Those Of Other Dealers.

The estimated value of the notes was determined for us by WFS using its proprietary pricing models and related market inputs and assumptions referred to above under “Estimated Value of the Notes—Determining the estimated value.” Certain inputs to these models may be determined by WFS in its discretion. WFS’s views on these inputs may differ from other dealers’ views, and WFS’s estimated value of the notes may be higher, and perhaps materially higher, than the estimated value of the notes that would be determined by other dealers in the market. WFS’s models and its inputs and related assumptions may prove to be wrong and therefore not an accurate reflection of the value of the notes.

The Estimated Value Of The Notes Is Not An Indication Of The Price, If Any, At Which WFS Or Any Other Person May Be Willing To Buy The Notes From You In The Secondary Market.

The price, if any, at which WFS or any of its affiliates may purchase the notes in the secondary market will be based on WFS’s proprietary pricing models and will fluctuate over the term of the notes as a result of changes in the market and other factors described in the next risk factor. Any such secondary market price for the notes will also be reduced by a bid-offer spread, which may vary depending on the aggregate principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding any related hedging transactions. Unless the factors described in the next risk factor change significantly in your favor, any such secondary market price for the notes is likely to be less than the original offering price.

If WFS or any of its affiliates makes a secondary market in the notes at any time up to the issue date or during the 3-month period following the issue date, the secondary market price offered by WFS or any of its affiliates will be increased by an amount reflecting a portion of the costs associated with selling, structuring, hedging and issuing the notes that are included in the original offering price. Because this portion of the costs is not fully deducted upon issuance, any secondary market price offered by WFS or any of its affiliates during this period will be higher than it would be if it were based solely on WFS’s proprietary pricing models less the bid-offer spread and hedging unwind costs described above. The amount of this increase in the secondary market price will decline steadily to zero over this 3-month period. If you hold the notes through an account at WFS or any of its affiliates, we expect that this increase will also be reflected in the value indicated for the notes on your brokerage account statement. If you hold your notes through an account at a broker-dealer other than WFS or any of its affiliates, the value of the notes on your brokerage account statement may be different than if you held your notes at WFS or any of its affiliates, as discussed above under “Estimated Value of the Notes—Valuation of the notes after issuance.”

PRS-8

The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by the then-current value of the Underlier, interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, which we refer to as the “derivative component factors,” and which are described in more detail in the accompanying product supplement, are expected to affect the value of the notes: performance of the Underlier; interest rates; volatility of the Underlier; time remaining to maturity; and dividend yields on the Underlier. When we refer to the “value” of your notes, we mean the value you could receive for your notes if you are able to sell them in the open market before the stated maturity date.

In addition to the derivative component factors, the value of the notes will be affected by actual or anticipated changes in our and the Guarantor’s creditworthiness. You should understand that the impact of one of the factors specified above, such as a change in interest rates, may offset some or all of any change in the value of the notes attributable to another factor, such as a change in the value of the Underlier. Because numerous factors are expected to affect the value of the notes, changes in the value of the Underlier may not result in a comparable change in the value of the notes.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes. If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to stated maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to stated maturity.

Risks Relating To The Underlier

The Maturity Payment Amount Will Depend Upon The Performance Of The Underlier And Therefore The Notes Are Subject To The Following Risks, Each As Discussed In More Detail In The Accompanying Product Supplement.

●Investing In The Notes Is Not The Same As Investing In The Underlier. Investing in the notes is not equivalent to investing in the Underlier. As an investor in the notes, your return will not reflect the return you would realize if you actually owned and held the Underlier for a period similar to the term of the notes because you will not receive any dividend payments, distributions or any other payments paid on the Underlier. As a holder of the notes, you will not have any voting rights or any other rights that holders of the Underlier would have.

●Historical Values Of The Underlier Should Not Be Taken As An Indication Of The Future Performance Of The Underlier During The Term Of The Notes.

●The Notes May Become Linked To The Common Stock Of A Company Other Than The Original Underlying Stock Issuer.

●We Cannot Control Actions By The Underlying Stock Issuer.

●We And Our Affiliates Have No Affiliation With The Underlying Stock Issuer And Have Not Independently Verified Its Public Disclosure Of Information.

●You Have Limited Anti-dilution Protection.

The Notes Will Be Subject To Single Stock Risk.

The value of the Underlier can rise or fall sharply due to factors specific to the Underlier, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and prices, interest rates and economic and political conditions.

Risks Relating To Conflicts Of Interest

Our And The Guarantor’s Economic Interests And Those Of Any Dealer Participating In The Offering Are Potentially Adverse To Your Interests.

You should be aware of the following ways in which our and the Guarantor’s economic interests and those of any dealer participating in the distribution of the notes, which we refer to as a “participating dealer,” are potentially adverse to your interests as an investor in the notes. In engaging in certain of the activities described below and as discussed in more detail in the accompanying product supplement, our affiliates or any participating dealer or its affiliates may take actions that may adversely affect the value of and your return on the notes, and in so doing they will have no obligation to consider your interests as an investor in the notes. Our affiliates or any participating dealer or its affiliates may realize a profit from these activities even if investors do not receive a favorable investment return on the notes.

● The calculation agent is our affiliate and may be required to make discretionary judgments that affect the return you receive on the notes. WFS, which is our affiliate, will be the calculation agent for the notes. As calculation

PRS-9

agent, WFS will determine any values of the Underlier and make any other determinations necessary to calculate any payments on the notes. In making these determinations, WFS may be required to make discretionary judgments that may adversely affect any payments on the notes.  See the sections entitled “General Terms of the Notes— Certain Terms for Notes Linked to an Underlying Stock—Market Disruption Events” and “—Adjustment Events” in the accompanying product supplement. In making these discretionary judgments, the fact that WFS is our affiliate may cause it to have economic interests that are adverse to your interests as an investor in the notes, and WFS’s determinations as calculation agent may adversely affect your return on the notes.

● The estimated value of the notes was calculated by our affiliate and is therefore not an independent third-party valuation.

● Research reports by our affiliates or any participating dealer or its affiliates may be inconsistent with an investment in the notes and may adversely affect the value of the Underlier.

● Business activities of our affiliates or any participating dealer or its affiliates with the Underlying Stock Issuer may adversely affect the value of the Underlier.

● Hedging activities by our affiliates or any participating dealer or its affiliates may adversely affect the value of the Underlier.

● Trading activities by our affiliates or any participating dealer or its affiliates may adversely affect the value of the Underlier.

● A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession and/or other fee, creating a further incentive for the participating dealer to sell the notes to you.

PRS-10

Hypothetical Examples and Returns

Hypothetical terms only. Actual terms may vary. See the cover page for actual offering terms.

The return table and examples below illustrate the maturity payment amount for a $1,000 principal amount note on a hypothetical offering of notes under various scenarios, with the assumptions set forth in the table below. The terms used for purposes of these hypothetical examples do not represent the actual starting value or upside participation threshold. The hypothetical starting value of $100.00 has been chosen for illustrative purposes only and does not represent the actual starting value. The actual starting value and upside participation threshold are set forth under “Terms of the Notes” above. For actual historical data of the Underlier, see the historical information set forth herein. The return table and examples below assume that an investor purchases the notes for $1,000 per note. These examples are for purposes of illustration only and the values used in the examples may have been rounded for ease of analysis. The actual maturity payment amount and resulting pre-tax total rate of return will depend on the actual terms of the notes.

Hypothetical Starting Value:	$100.00
Hypothetical Upside Participation Threshold:	$150.00 (150% of the hypothetical starting value)

Hypothetical Returns

Hypothetical ending value	Hypothetical underlier return(1)	Hypothetical maturity payment amount per note	Hypothetical pre-tax total rate of return(2)
$200.00	100.00%	$1,333.33	33.33%
$190.00	90.00%	$1,266.67	26.67%
$180.00	80.00%	$1,200.00	20.00%
$170.00	70.00%	$1,133.33	13.33%
$160.00	60.00%	$1,066.67	6.67%
$150.00	50.00%	$1,000.00	0.00%
$140.00	40.00%	$1,000.00	0.00%
$130.00	30.00%	$1,000.00	0.00%
$120.00	20.00%	$1,000.00	0.00%
$110.00	10.00%	$1,000.00	0.00%
$105.00	5.00%	$1,000.00	0.00%
$100.00	0.00%	$1,000.00	0.00%
$95.00	-5.00%	$1,000.00	0.00%
$90.00	-10.00%	$1,000.00	0.00%
$80.00	-20.00%	$1,000.00	0.00%
$70.00	-30.00%	$1,000.00	0.00%
$60.00	-40.00%	$1,000.00	0.00%
$50.00	-50.00%	$1,000.00	0.00%
$25.00	-75.00%	$1,000.00	0.00%
$0.00	-100.00%	$1,000.00	0.00%

(1) For purposes of these examples, the “underlier return” is equal to the percentage change from the starting value to the ending value (i.e., the ending value minus the starting value, divided by the starting value).

(2) The hypothetical pre-tax total rate of return is the number, expressed as a percentage, that results from comparing the maturity payment amount per note to the principal amount of $1,000.

PRS-11

Hypothetical Examples

Example 1. The Underlier increases but the ending value is less than the upside participation threshold and the maturity payment amount is equal to the principal amount:

The Underlier
Hypothetical starting value:	$100.00
Hypothetical ending value:	$125.00
Hypothetical upside participation threshold:	$150.00

Maturity payment amount per note:

= the greater of (i) $1,000 and (ii) $1,000 × (ending value / upside participation threshold)

= the greater of (i) $1,000 and (ii) $1,000 × ($125.00 / $150.00)

= the greater of (i) $1,000 and (ii) $833.33

Therefore, the maturity payment amount will be equal to $1,000 per note. In this example, you will not receive any positive return even though the Underlier increased by 25% from its starting value to its ending value.

Example 2. The Underlier decreases and the maturity payment amount is equal to the principal amount:

The Underlier
Hypothetical starting value:	$100.00
Hypothetical ending value:	$50.00
Hypothetical upside participation threshold:	$150.00

Maturity payment amount per note:

= the greater of (i) $1,000 and (ii) $1,000 × (ending value / upside participation threshold)

= the greater of (i) $1,000 and (ii) $1,000 × ($50.00 / $150.00)

= the greater of (i) $1,000 and (ii) $333.33

Therefore, the maturity payment amount will be equal to $1,000 per note.

Example 3. The Underlier increases and the ending value is greater than the upside participation threshold and the maturity payment amount is greater than the principal amount:

The Underlier
Hypothetical starting value:	$100.00
Hypothetical ending value:	$180.00
Hypothetical upside participation threshold:	$150.00

Maturity payment amount per note:

= the greater of (i) $1,000 and (ii) $1,000 × (ending value / upside participation threshold)

= the greater of (i) $1,000 and (ii) $1,000 × ($180.00 / $150.00)

= the greater of (i) $1,000 and (ii) $1,200

Therefore, the maturity payment amount will be equal to $1,200 per note. In this example, your total return would be 20.00% even though the Underlier increased by 80.00% from its starting value to its ending value.

As these examples illustrate, you will receive a positive return at maturity only if the ending value is greater than the upside participation threshold, which is significantly greater than the starting value. Therefore, the Underlier must appreciate significantly from the starting value to the ending value before you will participate in any appreciation of the Underlier, and then you will participate in the appreciation of the Underlier only to the extent that the ending value exceeds the upside participation threshold.

PRS-12

The Underlier

The Underlier is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information provided to or filed with the SEC by the issuer of the Underlier can be located on a website maintained by the SEC at https://www.sec.gov by reference to that issuer’s SEC file number provided below. Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement. We have not independently verified the accuracy or completeness of the information contained in outside sources.

According to publicly available information, Pfizer Inc. is a biopharmaceutical company that discovers, develops, manufactures, markets, sells and distributes biopharmaceutical products.

The issuer of the Underlier’s SEC file number is 001-03619. The Underlier is listed on the New York Stock Exchange under the ticker symbol “PFE.”

Historical Information

We obtained the closing prices of the Underlier in the graph below from Bloomberg Finance L.P. (“Bloomberg”), without independent verification. The historical prices below may have been adjusted by Bloomberg to reflect any stock splits, reverse stock splits or other corporate transactions.

The following graph sets forth daily closing prices of the Underlier for the period from January 4, 2021 to September 2, 2026. The closing price on September 2, 2026 was $29.02. The historical performance of the Underlier should not be taken as an indication of its future performance during the term of the notes.

PRS-13

United States Federal Tax Considerations

You should review carefully the section entitled “United States Federal Taxation” in the accompanying product supplement. The following discussion, when read in combination with that section, constitutes the full opinion of our counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Generally, this discussion assumes that you purchased the notes for cash in the original issuance at the stated issue price and does not address other circumstances specific to you. Moreover, as discussed in the section entitled “United States Federal Taxation” in the accompanying product supplement, we have not attempted to ascertain whether any issuer of any shares (or other equity interests) to which a note relates is a U.S. real property holding corporation or a passive foreign investment company. If any such issuer were so treated, certain adverse U.S. federal income tax consequences might apply, to a U.S. holder (as defined in the accompanying product supplement) in the case of a passive foreign investment company, or to a Non-U.S. holder (as defined in the accompanying product supplement) in the case of a U.S. real property holding corporation. You should consult your tax advisor regarding these issues, including the effect any circumstances specific to you may have on the U.S. federal income tax consequences of your ownership of a note.

In the opinion of our counsel, the notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments.” Under this treatment, if you are a U.S. holder, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying product supplement) of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of the payments on the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.

The contingent debt regulations require that we provide to investors, solely for U.S. federal income tax purposes, a schedule of the projected amounts of payments (the “projected payment schedule”) on the notes. This schedule must produce a yield to maturity that equals the comparable yield. Investors may obtain the comparable yield and projected payment schedule by submitting a written request for this information to us at: Wells Fargo Securities, LLC, Structured Investments Group, 30 Hudson Yards, Floor 14, New York, New York 10001.

For U.S. federal income tax purposes, you are required under the contingent debt regulations to use the comparable yield and the projected payment schedule established by us in determining interest accruals in respect of a note, unless you timely disclose and justify the use of a different comparable yield and projected payment schedule to the Internal Revenue Service (the “IRS”).

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the amount that we will pay on a note.

If you are a non-U.S. holder, please also read the section of the accompanying product supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

As discussed in the accompanying product supplement, Section 871(m) of the Internal Revenue Code of 1986, as amended, and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% (or a lower applicable treaty rate) withholding tax on dividend equivalents paid or deemed paid to non-U.S. holders with respect to certain financial instruments linked to equities that could pay U.S.-source dividends for U.S. federal income tax purposes (each, an “Underlying Security”). An IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2027, that do not have a delta of one with respect to any Underlying Security. Based on the terms of the notes and representations provided by us, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any Underlying Security and, therefore, should not be subject to withholding tax under Section 871(m). A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

You should read the discussion under “United States Federal Taxation” in the accompanying product supplement concerning the U.S. federal income tax consequences of an investment in the notes.

You should also consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

PRS-14

Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Wells Fargo Finance LLC and Wells Fargo & Company, when the notes offered by this pricing supplement have been issued by Wells Fargo Finance LLC pursuant to the indenture, the trustee has made, in accordance with the instructions of Wells Fargo Finance LLC, the appropriate entries or notations in its records relating to the master global note that represents such notes (the “master note”) identifying such notes as supplemental obligations thereunder, and such notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of Wells Fargo Finance LLC and the related guarantee will constitute a valid and binding obligation of Wells Fargo & Company, in each case, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the enforceability of any waiver of rights under any usury or stay law or (ii)(x) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (y) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of Wells Fargo & Company’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act, except that such counsel expresses no opinion as to (i) any law, rule or regulation that is applicable to Wells Fargo & Company or Wells Fargo Finance LLC, the indenture, the master note and the notes (the indenture, the master note and the notes referred to collectively as the “Documents”) or such transactions solely because such law, rule or regulation is part of a regulatory regime applicable to any party to any of the Documents or any of its affiliates due to the specific assets or business of such party or such affiliate or (ii) any law, rule or regulation relating to national security. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated January 22, 2026, which was filed as an exhibit to the Registration Statement on Form S-3 by Wells Fargo & Company on January 22, 2026.

PRS-15